Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Transcript of Anthony Tan on Fortune’s “Leadership Next” podcast

Podcast title: A Focus on Social Impact Led Grab from Ride Hailing to Financial Services

Date: 14 July 2021

Link: https://fortune.com/2021/07/14/grab-ceo-anthony-tan-ride-hailing-app/

Alan (0:05): Leadership Next is powered by the folks at Deloitte, who like me, are super focused on how CEOs can lead in the context of disruption and evolving societal expectations.

Welcome to Leadership Next, the podcast about the changing rules of business leadership. I’m Alan Murray and I’m here with my extra amazing co-host, Ellen McGirt. Ellen!

Ellen (0:30): Hey Alan! How are you?

Alan (0:33): So, we have a really interesting and different guest today. He is the CEO of Grab, which people in the United States may not know about, but I can tell you anybody in Southeast Asia does. It started as a ride-hailing service, but it has grown into ride-hailing, meal delivery, e-commerce, fintech, all rolled into one in 8 countries in Southeast Asia, and it’s considered Southeast Asia’s most valuable startup.

Ellen (1:03): It was really a surprising conversation. You’re right, Alan. I wasn’t familiar with Grab, but I know that you have been, and you wanted to talk to Anthony for some time now. When did you first become aware that he was a Leadership Next kind of leader?

Alan (1:16): Well, we did a piece on the battle between Grab and Gojek, which is, by the way, an interesting side story. Gojek is his major competitor in Southeast Asia, was started by a man who was his classmate at Harvard Business School. So… So, talk about the influence of Harvard Business School. But put that aside, we did a nice piece for Fortune a few years ago. I think Clay Chandler did it, that introduced me to this amazing explosion of ride-hailing in Southeast Asia, but then he was in … uhm… He was in New York and came by the office, and I sat down and talked to him, and I thought he was a pretty amazing person who had the focus that we’re looking for on Leadership Next. He sees his company not just as a way to make money, although he’s certainly making a lot of money in the process, but he sees it as a way to really help the society he grew up in, to really provide vital services to the people of Southeast Asia.

Ellen (2:13): You know, and I knew at the minute he popped into our Zoom and first of all, he was sick. So, you know, sipping his healing tea, it was just a... It was a very wonderful human moment, like he really wants to get the story out. But the background, his Zoom background was a graphic that lays out what the company calls the ‘Grab Way’. Everyone’s going to hear a little more about that, but basically, it lays out the company’s values, operating principles. The four parts are heart, humility, honor, and hunger. The four Hs. And it really is kind of a beautiful way of thinking about how you enter new markets, how you treat customers and employees, and the whole stakeholder picture.

Alan (2:52): Yeah and if anybody thinks that’s inconsistent with also making money, Anthony is on the verge of doing a SPAC transaction that current estimates suggest could be valued at forty billion dollars. So, this is a big deal.

Ellen (3:08): We started a little bit by talking about COVID, though. Anthony and his co-founder’s response to the crisis actually landed them on our World’s Greatest Leaders list earlier this year. But bottom line, they transitioned over 200,000 ride-hailing drivers to food delivery drivers and other kinds of support. And they built out a ride service specifically for health care workers. And to Alan’s point, the company’s revenue rose 60% in 2020. It’s an incredible story so let’s dive in.

Alan (3:38): So, let’s start with the pandemic. You live in Singapore, which is pretty well locked down and safe, but the other countries you operate in are really, really struggling. Tell us what’s going on there and how that’s affecting Grab.

Anthony (3:51): You’re totally right. We’re very blessed to be in Singapore. Singapore has been relatively safe. Unfortunately, there are countries, Malaysia, Indonesia, many of our neighboring countries that hasn’t handled it just as well, and unfortunately, we are seeing a lot of people getting sick and that’s very painful, of course. For us, what we’ve done is we’ve just focused on how could we help during these very, very, difficult times. For example, in Indonesia, we worked with the government to set up 53 different vaccination centers. And because of that, we could vaccinate hundreds of thousands of drivers, and there will be many, many, more to come. We’ve also worked with other governments, say in Malaysia, where we found a way when they are dispersing relief efforts. We said “Hey, how can we help?”, and we were chosen as one of the three wallets. And actually, we’re the only non-government linked wallet to be chosen to have these relief efforts or relief subsidies go directly to the people of Malaysia.

Ellen (5:04): You mentioned the wallet, which is an interesting piece. Grab provides a wide variety of services, but you’re in a position to know everything about a customer, from where they go to what they spend. Can you tell us a little bit about how that all works together?

Anthony (5:20): Sure. First of all, we don’t know everything about consumers. You’re being too kind there.

Ellen (5:29): Thank you.

Anthony (5:30): Just to rewind a little bit, we’ve come a long way from a taxi-hailing app in Kuala Lumpur, to Southeast Asia’s leading superapp, and the idea as a leading superapp is we serve 428 cities across the region. We provide this range of services, whether it’s ride-hailing, whether it’s food package, grocery deliveries, mobile payments, and, of course, what you mentioned, financial services. So, how we think about it from a consumer perspective is, you know, let’s say if you were in Singapore, from the time you wake up, Ellen, to the time you order your breakfast, to commuting to and from work. If you have kids, Grab would be the reliable source to send your kids to school. And in the evening, you can pay your bills, shop online all through the Grab app, and the idea here is not about just providing at a consumer side. The most important is actually creating what we call the income opportunities for everyday entrepreneurs. Today we empower nine million everyday entrepreneurs across all Grab services on one platform. And that’s the beauty of creating this Southeast Asian enterprise, that’s double bottom line, that serves both the economic interests but also creating huge social impact and nine years on and we’re continuing to just double down on this.

Alan (6:55): And, Anthony, the pandemic, as horrible as it’s been, and its human effects has accelerated both of those trends for Grab, right? It has moved you further away from ride-hailing to the superapp business, financial services, grocery delivery, but it has also accelerated your social purpose.

Anthony (7:14): That’s exactly right. So, I’ll quickly talk about of how it’s accelerated, say the financial services first, since Ellen asked about it. You know, what we’ve noticed actually, is that we saw a big problem, which was that drivers didn’t even have bank accounts. So, we couldn’t even send them their day’s earnings and things like that, that you take for granted in this part of the world. Or in Singapore or developed countries, but in Indonesia and Vietnam, it was tough. So, we had to first finance them a smartphone, set up their first bank account, and get them going. And what we saw was that 6 in 10 people in Southeast Asia are actually unbanked or underbanked. And this is where nontraditional platforms like Grab can bring tremendous value. We can offer them not just financial services, but financial services that are more affordable and more accessible. And we do it by fractionalizing these financial services. So, think about this way, if you are a driver partner in Singapore, you can pay as low as 10 cents per trip to get critical illness insurance coverage. So, imagine buying insurance as you take your Uber ride and it’s super affordable for them. We also, because we have this data, because we are the number one food delivery platform, we have the data of all these merchant partners or restaurant partners across the platform. So, we know how much they earn, how often they work, how many orders they send, and we can evaluate credit worthiness in ways that traditional institutions couldn’t do before. So, I’ll give you an example. Kao Gang, which is a Thai restaurant in Bangkok. They went into movement control measures. When they reopened, they didn’t have the capital to buy ingredients, but because they were a GrabFood merchant, we had access to the data, we had access to the daily sales. This helped us determine how much credit to offer them, how to make sure daily repayment amounts were automatic so he could repay his loans on time.

Alan (9:21): You’ve announced you’re doing a SPAC transaction and going public later this year, (which) will raise a substantial amount of money for Grab. What is that money for?

Anthony (9:31): You’re right. We’ve worked with Brad from Altimeter and they’ve been a great partner because they’re invested in our mission. They’re invested in making sure we have a long-term success together and they not only put skin in the game, and you’re right, we raised over 4 billion dollars. That capital—we focus on developing real infrastructure. So, if you think about it, rewind in history, great countries, great companies used to build infrastructure like highways or canals to facilitate a trade, to create strength in the country. What we see, fast forward to today in Southeast Asia, our jobs as Grabbers and as Grab, is to use the capital to build the core infrastructure of digital economy. To ensure that all boats rise. To make sure that anyone who wants to plug in, into a marketplace to access millions of consumers. Anyone who wants to access the lowest, most efficient on demand delivery platform they can access. To the many people in this region, who don’t have access to basic financial infrastructure as I shared just now. So the goal is, how we are going to build and revolutionize financial payments, financial digital banking, so that anyone can plug in, whether you are fintech company that wants to go to a tier three city, and there’s no bank and there’s no branches there but we are there as a digibank to provide totally ATM less branchless banking.

Alan (11:14): That’s fascinating! So, you’re going deeper in the countries you’re in, you’re not going to solve Ellen’s problem. Ellen’s stranded in Dallas, you’re not going to get to Dallas.

Anthony (11:24): I’m sorry. I’m sorry, Ellen.

Ellen (11:26): No. travel is a... travel is a big beast. Anthony, the company has recently announced a major commitment to environmental sustainability. So, I’m curious what that is, and I’m also curious about the thought process that had you all decide that this was the right thing to do now.

Anthony (11:45): Sure. You know, financials are easy to read, social impact is a lot harder to quantify. So, we’ve been very blessed to launch Grab for Good in 2019 as a platform, and this brings all our different social impact initiatives including for the environment. The idea is to make it very public, so that folks like you will hold us accountable toward our commitments. So, we launched the ESG report just a few days ago, and it helps us track our progress, but more importantly it also maps the areas that need improvement and pushes us to continue raising that bar. And when we talked about the environment, these are our focus areas. Number one, is (to) make sure we help decarbonize our platform and operations. So, we are moving towards hybrid and electric vehicles, we’ve invested over $200 million. And what we can’t reduce, we will focus on offsetting as much as we can and then it has a whole big component about safety. In fact, that’s kind of scary to be honest when we wanted to publish it, and there was a lot of internal resistance to say “should we publish it?”, because we went into even more detail than our peers about our safety records, and even though it’s good, it’s still not zero. So, for us, our focus is to make sure we are continuously working towards being the safest and what we mean by safest – The goal is to get to zero. Yes, zero preventable incidents on our platform.

[Break for interview with Deloitte as the sponsor of the program.]

Ellen (15:30): “The Grab Way” is written in words and logos behind you, Anthony. Could you please tell us what those words are.

Anthony (15:37): Sure. So, just think about it in this simple way, it’s four Hs. As you can see, the First H with a heart sign for you, both Alan/Ellen’s.

Alan (15:51): No one’s ever said that before!

Ellen (15:52): I know!

Anthony (15:55): It is really, how do we serve with tremendous heart, because we love the community. So, serve consumers as you love the community, as you love to serve. And the humility component is, how do we, even if it would mean that we have to serve on our knees, we would. Or, it also means that we know we’re not the smartest guys in a room, and we’re going to have to take lots of feedback, and because of that, it is going to help us grow. And because we know we’re not the smartest guys in a room, we know our hunger tells us “Hey we have to push much harder than everyone else, because that’s the only way we can help serve our communities”. And honor is everything we say we agree to. If I said “Hey, even if right now I have a sore throat, but I already agreed that I was going to do this podcast with you. I have medication, I’ve done a bunch of stuff and I said, I’m going to be honorable and make sure, do or die, I’m going to make it for this podcast”.

Ellen (17:04): Really quick follow up and if you don’t mind. I’m curious how the “The Grab Way” helps you in your recruiting efforts, does it change the kinds of questions you ask of employees and candidates?

Anthony (17:14): Oh totally! I mean, potential candidates that we talk to… Anyone who reaches me basically gets tested with what we call the leadership DNA and it’s not just for potential candidates. We send them our “Grab Way” document. We’ve actually published it as part of our filings with the US SEC and we’ve shared it with all our investors and potential investors, during our PIPE marketing. Because we said “Look, this is who we are and it’s okay if you choose not to invest, it’s totally okay because we want to be transparent. This is who we are”.

Alan (17:50): I just want to say for the record that Anthony probably is the smartest guy in most rooms he’s in.

Ellen (17:54): I think he may be!

Alan (17:55): I appreciate the humility. Anthony, Grab started as a school project at Harvard Business School, tell us that story.

Anthony (18:02): Yeah, wow, that’s a long time ago. You’re right, it did start as part of a business plan competition and rewind that, we actually said, my co-founder and I took a class called ‘Business at the Base of the Pyramid”. And we said, “Wow, that was a big eureka moment”, where we said, “Wow, you can actually build great businesses while creating tremendous social impact”. And because of that we said, “Hey – what is the problem?”, and she’s Malaysian, my co-founder, Hooi Ling. And Ling said “Hey, what is the problem?”. We both said, you know, transport for women especially is a real problem. You know, when she used to take a ride back home, she would literally had to jump in a taxi, pretend she’s on a phone with her mom, so that the driver wouldn’t try anything funny. And that was environment she lived in. Many women of any race, of any age would face this, and we said, “Look, this has to be fixed”. We submitted it for the business plan competition. We didn’t win. We actually got the runners up prize. And it was funny, we didn’t win because they said “Anthony, it’s a great problem, your solution works, but you know what, you’re just shooting for Malaysia. It is too small”, and a slap in the face, which I thought was wonderful. It woke us up and we said, “You’re right”. So, the first city is Kuala Lumpur, the second city was Manila, third city was something like Bangkok or Ho Chi Minh, and we just scaled it across the region.

Alan (19:39): Brilliant! That’s such a great story but you’re leaving out an important part of it, which is that one of your business school classmates went out and started Gojek, based in Indonesia, which has become your major competitor. So, add that part to the story.

Anthony (19:54): Sure, sure. Well, competition is always a good thing, right? I listened to your podcast before, Alan.

Alan (20:02): You sure you believe that, Anthony?

Anthony (20:04): Actually, I do! It really pushes us to innovate, it really pushed us to reinvent consistently, and whether it was pre-pandemic, during pandemic, even during recovery. And Indonesia is probably our most competitive market to be honest, and I think you pointed that out as well. We started out there later, but fortunately we’ve come out the category leader in ride-hailing. We’ve come under category leader in online food delivery there. But more importantly, and again thanks to the business plan competition and not winning it. We’re not dependent on any one market, we operate across the region, in eight countries. In fact, not one market contributes more than 35% of our revenues. So, we believe that having a regional footprint is actually key to sustainability, it is key to the success of our business. And if you look at COVID for example, thankfully as certain countries managed COVID better, we talked about this just earlier on, we’re actually very blessed to enjoy a much better economic environment than if we were just singular country focused.

Ellen (21:16): Anthony when I listen to you talk, it’s pretty clear that you at a very early age, in your amazing business school experience, understood that poor people, underbanked people, vulnerable people, were not just a market to be conquered but they were consumers to be served. I mean, you use that, although that kind of service language, when you talk about your business and your customers. But it is a bit of a shift in a capitalist society, but it seems to be an important component of a stakeholder orientation, which we talk about a lot on this podcast. I was wondering if you had any advice for any of your CEO or Executive peers who are thinking more seriously about how to serve customers who may be at the bottom of a variety of pyramids.

Anthony (22:02): You know, one thing I’ve learnt is, many businesses, and many of them I’ve met all across the world, tends to be a little bit too focused on wanting to build a company that last for generations. Our focus at Grab, is to build something that would leave the future generations of Southeast Asia better off, because of the work we do. And more companies around the world need to believe that doing good is actually good for business as well. And I believe we can be a proof of that. I’ll give you an example. Last year we onboarded almost 600,000 small businesses. We provided them the tools, but not just the tools and say “Hey, live with it”. We gave tools and the training to how they can grow their business, month on month. At the same time, as we offered and brought on the 600,000 merchants, we offered more merchant choice to our consumers. We saw our users spend more on our platform every year. They’re more loyal, so for example, our sales and marketing spend, as a percentage of our overall revenues, has fallen significantly year on year, it went from 71% of our overall revenues in Q4 2019 to 34%, in Q4 2020. So, it’s in our best interest to help them, meaning small businesses do well on our platform, because we also do well. I want to shout out and be extremely transparent here. It is tough to build a double bottom line business, it’s really tough, and is especially hard when you want to do the right thing, and still take a temporary financial hit. And that’s why, you know, my advice, you ask for advice. I know very little. You know, many of your audience are much smarter than me, but I can say this, document your principles. We documented it in the Grab Way, it takes out all the guesswork out of these situations and ensures that all of Grab is aligned to the mission. It holds us accountable, and it makes... helps us make decisions with this shared set of principles.

Alan (24:23): Oh, Anthony, thank you so much for that. That is why Ellen and I do this podcast but you know, there are still people… I was having this conversation just yesterday, people who say, you know “It’s too much. I can’t do multiple stakeholders. I can’t do double bottom lines because you know you can’t have three goals at the same time, and the Milton Friedman world was much simpler. If I can just focus on that financial bottom line, and what I’m returning to my shareholders, the other stuff will take care of itself”. I mean, you must have these conversations as well, what do you say to those people?

Anthony (24:57): Well, I just say... I try not to preach. I say: “Let us live it and call us out if we’re not”.

Alan (25:10): Yeah, well, you’re on your way to the, I think, it’s going be the biggest SPAC IPO transaction that has happened yet, so it seems to be working pretty well for you at the moment.

Ellen (25:15): Yeah, I don’t think he’s hanging around with all those negative nellies like you are, Alan. I don’t know who you are talking to.

Alan (25:21): Maybe I should change my crowd. When they will let me in, I will come to Singapore.

Ellen (25:23): Yeah, we’ll have a new podcast, ‘Leadership Later’.

Alan (25:25): Anthony, thank you so much. Fascinating conversation!

Ellen (25:27): Good luck, Anthony! What a delight it was to talk to you!

Anthony (25:30): Gladly, and I would love to host you guys when you are here in Singapore, or the rest of the region.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.